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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                    ___________

                                     SCHEDULE 13D
       Information to be included in statements filed pursuant to Rule 13d-1(a)
               and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*
                                             ---

                            NUMED HOME HEALTH CARE, INC.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      67052T201
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                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                               Cleveland, Ohio 44114
                                    216-736-7204
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                  November 24, 1998
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

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                                  SCHEDULE 13D
CUSIP NO. 67052T201                                          PAGE 2 OF 9 PAGES

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

     Turkey Vulture Fund XIII, Ltd.
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [____]
                                                                  (b)  [____]
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*

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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                            [____]

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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                               7   SOLE VOTING POWER
        NUMBER OF
                                     508,500
          SHARES               ----------------------------------------------
                               8   SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY              ----------------------------------------------
                               9   SOLE DISPOSITIVE POWER
           EACH
                                     508,500
         REPORTING
                               ----------------------------------------------
          PERSON               10  SHARED DISPOSITIVE POWER

           WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      508,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [____]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.2%
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14   TYPE OF REPORTING PERSON*

      OO
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CUSIP No. 67052T201

     This Amendment No. 4 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain correspondence with NuMED Home Health Care, Inc., a Nevada corporation (the "Company").

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and supplemented as follows:

     On the morning of November 24, 1998, counsel for the Fund was notified by the Company that the Company and Jugal K. Taneja, the Company's Chief Executive Officer and Chairman of the Board, had reached an agreement whereby Mr. Taneja would relinquish his duties as the Chief Executive Officer and Chairman of the Board, and Susan J. Carmichael, the existing President of the Company, would be appointed as the Chief Executive Officer of the Company. Mr. Taneja, however, will remain as a director of the Company. The Company also issued a press release announcing Mr. Taneja's relinquishment of his duties as Chief Executive Officer and Chairman of the Board, and the appointment of Susan J. Carmichael as Chief Executive Officer. No details of the agreement with Mr. Taneja or Ms. Carmichael have been made public.

     The Committee for a New NuMED (the "Committee"), of which Richard M. Osborne, the sole Manager of the Fund, is a member, immediately responded to the announcement of Mr. Taneja's agreement by sending a letter from its counsel to Thomas V. Chema, a director of the Company, regarding the implications of Mr. Taneja's agreement to the Committee's plans with respect to the Company.
In the letter, the Committee stated that it was pleased that the Board of Directors accomplished one of the Committee's primary goals with the removal of Mr. Taneja as Chairman of the Board and Chief Executive Officer. However, the Committee stated that it was necessary for Mr. Taneja to sever all ties with the Company, including resigning as a director.

     In addition, the Committee requested, among other things, that Mr. Taneja agree to (1) a five year standstill that would prohibit him from purchasing additional stock of the Company or participating in any proxy contest, tender offer or other form of change of control, and (2) grant to Mr. Osborne an irrevocable proxy to vote his stock until Mr. Taneja's beneficial ownership dropped below 5% of the outstanding shares of the Company's stock. The Committee believes that both of the foregoing provisions are necessary to ensure that Mr. Taneja is no longer in control of the Company and has no appearance of being in control. If the foregoing terms were acceptable to Mr. Taneja, Mr. Osborne indicated that he would be willing to accept a right of first refusal on Mr. Taneja's stock or warrants, in the event that Mr. Taneja receives a bona fide offer for the stock or warrants from a third party. The Company could also accept a similar right of first refusal from Mr. Taneja.
The purpose of the right of first refusal is to ensure that there would be no extraordinary impact on the Company's stock if Mr. Taneja were to sell his stock.

     The Committee also informed the Company in the letter that the Committee would be pleased to work with Ms. Carmichael, provided that the terms and conditions of her employment are reasonable. Further, the Committee stated that it would consider including four of its nominees on the Company's slate for election at the stockholders' meeting, assuming a seven director Board. If


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CUSIP No. 67052T201

the Company does not agree to place the Committee's nominees on its slate, the Committee intends to continue its proxy solicitation and to hold the Company to the December 28, 1998 meeting date. (The Committee is aware that in the press release the Company purports to once again change the record and meeting dates.) In the letter to Mr. Chema, the Committee reserved its right to examine its legal alternatives if it was unable to reach agreement with the Company. A copy of the Committee's letter to Mr. Chema is attached hereto as Exhibit 7.5 and is hereby incorporated by reference. The foregoing summary of the Committee's letter is qualified by reference to the letter.

     Mr. Osborne and the Fund continue to reserve the right to modify their, and the Committee's, plans and proposals described in Item 4, as amended and supplemented. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of any event set forth in clauses (i) through (ix) of Item 4 as set forth in the original
Schedule 13D Statement filed by the Fund on December 23, 1996.


Item 7.        MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.5 Letter from counsel for the Committee for a New NuMED to Thomas V. Chema, a director of NuMED Home Health Care, Inc., dated November 24, 1998.


                               Page 4 of 9 Pages

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CUSIP No. 67052T201

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 25, 1998         TURKEY VULTURE FUND XIII, LTD.


                                   By: /s/ Richard M. Osborne
                                       --------------------------------
                                       Richard M. Osborne, Manager


                               Page 5 of 9 Pages

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                                    EXHIBIT LIST

Exhibit 7.5 Letter from counsel for the Committee for a New NuMED to Thomas V. Chema, a director of NuMED Home Health Care, Inc., dated November 24, 1998.


                               Page 6 of 9 Pages